                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-49649

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 4 , 1998

                                 $120,000,000

                            ALBERTO-CULVER COMPANY

                      6.375% DEBENTURES DUE JUNE 15, 2028

                               ----------------

  Interest on the Debentures is payable on June 15 and December 15 of each year, commencing December 15, 1998. The Debentures will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to (a) prior to and including June 15, 2008, the greater of (i) 100% of the principal amount of such Debentures, (ii) the sum of the present values of the remaining scheduled payments of principal (as if such principal was scheduled to be paid on June 15, 2008 rather than June 15, 2028) and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) up to June 15, 2008 or (iii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) up to June 15, 2028 or (b) from June 15, 2008 to June 15, 2028, the greater of (i) 100% of the principal amount of such Debentures or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) up to June 15, 2028, discounted, in each case, to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Debentures will not be entitled to any sinking fund. The registered holder of each Debenture may elect to have that Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on June 15, 2008 at 100% of the principal amount thereof, together with accrued interest to June 15, 2008. Such election, which is irrevocable when made, must be made within the period commencing on April 16, 2008 and ending at the close of business on May 16, 2008.

  The Debentures will be represented by one or more global securities in book-entry form (the "Book-Entry Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Book-Entry Securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described herein and in the accompanying Prospectus, Debentures in definitive form will not be issued. See "Description of the Debentures."

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
      CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Debenture......................      99.359%         .650%        98.709%
Total..............................   $119,230,800      $780,000   $118,450,800

--------
(1) Plus accrued interest, if any, from June 15, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $260,000 payable by the Company.

                               ----------------

  The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about June 15,1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                BANCAMERICA ROBERTSON STEPHENS
                                 FIRST CHICAGO CAPITAL MARKETS, INC.

                               ----------------

           The date of this Prospectus Supplement is June 10, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE DEBENTURES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  Alberto-Culver Company and its consolidated subsidiaries (herein referred to collectively as the "Company," unless indicated otherwise) have two principal business segments. One segment, "Consumer Products," principally includes developing, manufacturing, distributing and marketing branded consumer products worldwide and includes the Company's Alberto-Culver USA and Alberto-Culver International business units. This segment also includes the manufacturing of custom label products for other companies. The second segment, "Specialty Distribution--Sally," consists of Sally Beauty Company, a specialty distributor of professional beauty supplies with over 1,900 stores as of May 31, 1998 in the United States, Puerto Rico, the United Kingdom, Canada, Japan and Germany.

  The Company's major health and beauty care products in the United States include the ALBERTO VO5, TRESemme and CONSORT lines of hair care products, the St. Ives SWISS FORMULA line of hair and skin care products, CORTEXX hair care products, FDS feminine deodorant sprays and the TCB line of hair care products for the ethnic market.

  Food and household products sold in the United States include MRS. DASH salt-free seasonings, MOLLY McBUTTER dairy sprinkles, SUGARTWIN sugar substitute, BAKER'S JOY flour and oil cooking spray and STATIC GUARD anti-static spray.

  The Company's consumer products are sold in more than 120 countries. Through its Cederroth International subsidiary headquartered in Sweden, the Company manufactures and markets health and beauty care products throughout Scandinavia and Europe. Cederroth's major products include SALVEKVICK adhesive bandages, ALBERTO VO5 hair care products, SAMARIN antacids, SELTIN salt substitute, LACTACYD liquid soap, TOPZ cotton buds, BLIW liquid soaps, DATE antiperspirants and cologne for women, FAMILY FRESH shampoo and shower products, SUKETTER artificial sweetener, HEMANENT home permanents, St. Ives SWISS FORMULA line of hair and skin care products, HTH and L300 skin care products and GRUMME TVATTSAPA detergents.

  In the United Kingdom, the Company markets, among other products, the ALBERTO VO5 line of hair care products, the St. Ives SWISS FORMULA line of hair and skin care products, ALBERTO BALSAM shampoo and conditioner and the TRESemme line of hair care products. INDOLA professional colors, shampoos, conditioners and styling products are marketed throughout Europe and other international markets. Other major international markets include Canada, Mexico, Puerto Rico, Australia, Italy and New Zealand.

  The "Specialty Distribution--Sally" business segment represents the operations of Sally Beauty Company, Inc. which operates a network of cash-and-carry professional beauty supply stores and also sells professional beauty products to hairdressers, beauticians and cosmetologists through its own full-service distributors. Sally stores provide salon owners, hairdressers and consumers with an extensive selection of hair care and skin care products, cosmetics, styling appliances and other beauty items.

                              RECENT DEVELOPMENTS

  The Company has notified the holders of its 5.5% Convertible Subordinated Debentures Due June 30, 2005 (the "Convertible Debentures") that the Company will redeem all of the Convertible Debentures on July 15, 1998 (the "Redemption Date"). Each $1,000 principal amount of Convertible Debentures outstanding on the close of business on the Redemption Date will be redeemed for $1,000 plus accrued interest of $2.29. Each holder has the option to convert their Convertible Debentures into 61.776 shares of Class A Common Stock per $1,000 principal amount of Convertible Debentures (equivalent to a conversion price of approximately $16.1875) on or before the close of business on the Redemption Date. The closing price of the Company's Class A Common Stock on June 9, 1998 was $27.50 per share.

                            SELECTED FINANCIAL DATA

  The selected financial data below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference herein. The selected financial data shown below for, and as of the end of, each of the fiscal years in the five-year period ended September 30, 1997 are derived from audited consolidated financial statements of the Company. The selected financial data shown below for, and as of the end of, the six months ended March 31, 1998 and 1997 are derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal adjustments, necessary for a fair presentation of such periods. The results of operations for the six months ended March 31, 1998 are not necessarily indicative of the operating results that may be expected for the full fiscal year.

                            SIX MONTHS ENDED
                                MARCH 31,                  YEAR ENDED SEPTEMBER 30,
                           ------------------- -------------------------------------------------
  (IN THOUSANDS, EXCEPT      1998      1997      1997      1996      1995      1994      1993
PER SHARE AND RATIO DATA)  --------- --------- --------- --------- --------- --------- ---------
OPERATING RESULTS:
Net sales...............   $ 900,595   865,682 1,775,258 1,590,409 1,358,219 1,216,119 1,147,990
Cost of products sold...     443,810   433,445   880,416   805,080   682,589   602,749   564,260
Interest expense........       5,626     6,103    11,826    15,905     9,946     8,630     9,661
Earnings before non-
 recurring gain and
 income taxes (1).......      62,590    55,073   120,487   100,014    84,242    71,078    65,129
Provision for income
 taxes (1)..............      23,315    20,515    44,881    37,270    31,591    27,010    23,857
Net earnings before non-
 recurring
 gain (1)...............      39,275    34,558    75,606    62,744    52,651    44,068    41,272
Net earnings per share
 before
 non-recurring gain (1)
 (2) (3):
 Basic..................         .69       .62      1.35      1.13       .95       .79       .72
 Diluted................         .64       .57      1.25      1.06       .94       .79       .72
WEIGHTED AVERAGE SHARES
 OUTSTANDING (2) (3):
 Basic..................      56,646    55,866    55,967    55,571    55,430    56,063    57,361
 Diluted................      63,884    63,229    63,377    62,776    57,053    56,083    57,435
FINANCIAL CONDITION:
Ratio of earnings to
 fixed charges (4)......        5.0x      4.7x      4.8x      4.0x      4.3x      4.0x      3.8x
Current ratio...........   2.00 to 1 1.84 to 1 1.86 to 1 1.79 to 1 2.28 to 1 1.86 to 1 2.05 to 1
Working capital.........   $ 291,504   256,438   269,007   226,123   301,706   185,747   205,050
Cash, cash equivalents
 and short-term
 investments............      83,820    92,937    87,600    71,557   146,985    50,362    73,947
Property, plant and
 equipment, net.........     201,991   181,899   190,998   175,920   157,791   132,881   124,449
Total assets............   1,013,271   968,262 1,000,059   909,266   815,086   610,208   593,046
Long-term debt..........      46,330    57,125    49,441    61,548    83,094    42,976    80,184
Convertible subordinated
 debentures.............     100,000   100,000   100,000   100,000   100,000       --        --
Stockholders' equity....     534,466   464,992   497,004   425,096   370,903   326,970   298,857
Cash dividends per share
 (5)....................         .11      .095      .195      .175      .155     .1375     .1375

--------
(1) The operating results for the fiscal year ended September 30, 1997 and the six months ended March 31, 1997 exclude a non-recurring gain from an insurance settlement for the loss of the Company's corporate airplane.
  For the six months ended March 31, 1997, pre-tax earnings including the non-recurring gain were $70.7 million. Net earnings including the gain were $44.4 million, after deducting income taxes of $26.3 million, representing basic earnings per share of $0.80 and diluted earnings per share of $0.73. For the fiscal year ended September 30, 1997, pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the gain were $85.4 million, after deducting income taxes of $50.7 million, representing basic earnings per share of $1.53 and diluted earnings per share of $1.41.
(2) Net earnings per share and weighted average shares outstanding have been restated to reflect the 100% stock dividend on the Company's Class A and Class B outstanding shares in February 1997.
(3) Net earnings per share and weighted average shares outstanding have been restated to comply with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which the Company adopted in the first quarter of fiscal year 1998.

(4) The ratios of earnings to fixed charges for the fiscal year ended September 30, 1997 and the six months ended March 31, 1997 exclude the non-recurring gain discussed in Note (1) above. Including the non-recurring gain, the ratio of earnings to fixed charges was 5.3x for the fiscal year ended September 30, 1997 and 5.7x for the six months ended March 31, 1997.
(5) Dividends per share on Class A Common Stock and Class B Common Stock have been equal since the Class A shares were issued in April 1986. Dividends paid in fiscal 1993 include a one-time extraordinary dividend of one cent per share in recognition of the Company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Debentures are estimated to be approximately $118.2 million. The Company expects to use such proceeds for potential acquisitions if suitable opportunities arise, for repurchases of Class A Common Stock under the Company's stock repurchase program and for general corporate purposes. Pending the application of the net proceeds for such purposes, the Company may invest such proceeds in short-term, marketable securities. See "Capitalization."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1998 and "as adjusted" to give effect to the issuance by the Company of the Debentures offered hereby. The table should be read in conjunction with the consolidated financial statements of the Company and related notes thereto incorporated by reference in the Prospectus. See "Use of Proceeds."

                                                              (UNAUDITED)
                                                             MARCH 31, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current maturities of long-term debt and short-term
 borrowings.............................................. $  3,730      3,730
                                                          ========    =======
Long-term debt, excluding current maturities:
  5.5% convertible subordinated debentures due June, 2005
   (1)................................................... $100,000    100,000
  6.2% term note due September, 2000.....................   20,000     20,000
  Revolving Swedish krona credit agreement...............   23,907     23,907
  Revolving credit facility (2)..........................      --         --
  6.375% Debentures due June, 2028 offered hereby........      --     120,000
  Other..................................................    2,423      2,423
                                                          --------    -------
    Total long-term debt.................................  146,330    266,330
                                                          --------    -------
Stockholders' equity:
  Common stock, par value $.22 per share:
    Class A authorized 75,000,000 shares; issued
     24,442,931
     shares (3)..........................................    5,378      5,378
    Class B authorized 75,000,000 shares; issued
     37,710,664 shares...................................    8,296      8,296
  Additional paid-in capital.............................   96,550     96,550
  Retained earnings......................................  491,949    491,949
  Foreign currency translation...........................  (27,583)   (27,583)
  Treasury stock, at cost (Class A Common Stock--
   1,117,036 shares; Class B Common Stock--4,178,184
   shares) (4)...........................................  (40,124)   (40,124)
                                                          --------    -------
    Total stockholders' equity...........................  534,466    534,466
                                                          --------    -------
Total capitalization..................................... $680,796    800,796
                                                          ========    =======

--------
(1) The Convertible Debentures are convertible into Class A Common Stock at a conversion rate of 61.776 shares of Class A Common Stock per $1,000 of principal amount of Convertible Debentures (equivalent to a conversion price of approximately $16.1875). The Convertible Debentures have been called for redemption effective July 15, 1998. See "Recent Developments."
(2) The Company has a $200 million revolving credit facility which expires September 2002. The facility, which has no outstanding balance at March 31, 1998, can be increased to $300 million under certain circumstances and may be drawn in U.S. dollars or certain foreign currencies.
(3) Does not include (a) 3,293,021 shares of Class A Common Stock issuable upon the exercise of outstanding employee and director stock options as of March 31, 1998 or (b) 6,177,600 shares of Class A Common Stock issuable upon conversion of the Convertible Debentures discussed in note (1) above assuming holders convert all such Convertible Debentures.
(4) As of March 31, 1998 and reflected in the above capitalization table, the Company purchased 94,300 shares of Class A Common Stock under its 3,000,000 share buyback program. From April 1, 1998 through June 3, 1998, the Company acquired an additional 1,364,900 shares of Class A Common Stock. In addition, the Company purchased 385,000 shares of Class B Common Stock in April 1998. The total cost of the share purchases since April 1, 1998 was $47.6 million.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                      OPERATIONS AND FINANCIAL CONDITION

  The following is a discussion of the historical results of operations and financial condition of the Company and has been excerpted from the Management's Discussion and Analysis of Results of Operations and Financial Condition filed in the Company's Form 10-Q for the quarter ended March 31, 1998 and Form 10-K for the fiscal year ended September 30, 1997. The earnings per share information included in the discussion of the results of operations for the fiscal years ended September 30, 1997, 1996 and 1995 has been restated to comply with SFAS No. 128, "Earnings Per Share," which the Company adopted in the first quarter of fiscal year 1998.This discussion should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of the Company, related notes thereto and the complete Management's Discussion and Analysis of Results of Operations and Financial Condition thereto in the appropriate Form 10-Q or Form 10-K which are incorporated by reference herein.

RESULTS OF OPERATIONS

 Three and Six Months Ended March 31, 1998 and 1997

  The Company achieved record net sales of $455.2 million in the second quarter of fiscal year 1998, up $15.6 million or 3.6% over the comparable quarter of fiscal year 1997. For the six month period ending March 31, 1998, net sales reached a new high of $900.6 million, representing a 4.0% increase compared to last year's six month period.

  During the first quarter of fiscal year 1997, the Company received a $28.0 million insurance settlement from the loss of its corporate airplane. As a result, the Company recognized a non-recurring pre-tax gain of $15.6 million and an increase to net earnings of $9.8 million. Accordingly, last year's basic earnings per share for the first half increased 18 cents and diluted earnings per share increased 16 cents as a result of the non-recurring gain.

  Net earnings for the three months ended March 31, 1998 were also a record for the second quarter at $19.6 million or 10.1% higher than the same period of the prior year. Basic earnings per share of 34 cents were 2 cents or 6.3% higher than the same period last year. Diluted earnings per share were 32 cents, up 3 cents or 10.3% from the prior year.

  On a pro-forma basis for the six months ended March 31, 1998, net earnings before the non-recurring gain were a record at $39.3 million or 13.6% higher than the same period of the prior year. Pro-forma basic earnings per share were 69 cents, representing a 7 cent or 11.3% increase over last year. Pro-forma diluted earnings per share increased 7 cents or 12.3% to 64 cents.

  The following table presents net sales information by business segment for the second quarter and first six months of fiscal years 1998 and 1997 (dollars in millions):

                                                 FISCAL YEAR
SECOND QUARTER                                   -------------  DOLLAR  PERCENT
                                                  1998   1997   CHANGE  CHANGE
                                                 ------  -----  ------  -------
Net sales:
Consumer Products:
  Alberto-Culver USA............................ $105.5  117.2  (11.7)   (10.0)%
  Alberto-Culver International..................  111.9  110.2    1.7      1.5
                                                 ------  -----  -----
  Total Consumer Products.......................  217.4  227.4  (10.0)    (4.4)
Specialty Distribution--Sally...................  241.6  215.6   26.0     12.1
Eliminations....................................   (3.8)  (3.4)  (0.4)   (10.0)
                                                 ------  -----  -----
                                                 $455.2  439.6   15.6      3.6%
                                                 ======  =====  =====

                                                 FISCAL YEAR
SIX MONTHS                                       -------------  DOLLAR  PERCENT
                                                  1998   1997   CHANGE  CHANGE
                                                 ------  -----  ------  -------
Net sales:
Consumer Products:
  Alberto-Culver USA............................ $211.7  224.8  (13.1)    (5.8)%
  Alberto-Culver International..................  224.4  223.1    1.3      0.6
                                                 ------  -----  -----
  Total Consumer Products.......................  436.1  447.9  (11.8)    (2.6)
Specialty Distribution--Sally...................  472.4  424.3   48.1     11.3
Eliminations....................................   (7.9)  (6.5)  (1.4)   (20.8)
                                                 ------  -----  -----
                                                 $900.6  865.7   34.9      4.0%
                                                 ======  =====  =====

  Compared to the same periods of the prior year, sales of Alberto-Culver USA consumer products decreased 10.0% and 5.8% for the current quarter and first half of fiscal 1998, respectively. The 1998 decreases were primarily due to lower sales for custom label filling operations and ALBERTO VO5 hair care products, partially offset by higher sales of the TRESemme and TCB hair care lines and St. Ives SWISS FORMULA lotions.

  Sales of Alberto-Culver International consumer products increased 1.5% in the second quarter and 0.6% in the first half compared to last year. The fiscal 1998 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates this year been the same as the second quarter and first half of fiscal 1997, Alberto-Culver International sales would have increased 8.1% in the second quarter and 8.0% for the first half primarily due to strong sales increases in Latin America, Europe and Scandinavia.

  The "Specialty Distribution--Sally" business segment experienced sales increases of $26.0 million or 12.1% for the second quarter of fiscal 1998 and $48.1 million or 11.3% for the first half. The gains were attributable to higher sales for established Sally Beauty Company outlets, the addition of new stores during the year and the expansion of Sally's full service and foreign operations. At March 31, 1998, Sally Beauty Company had 1,926 stores offering a full range of professional beauty supplies.

  Cost of products sold as a percent of net sales was 49.6% for the second quarter of 1998 and 1997. Cost of products sold as a percent of net sales for the first half decreased to 49.3% compared to 50.1% in the prior year. The decrease for the first half was primarily due to cost savings and a change in product mix favoring higher margin products for Alberto-Culver USA.

  Compared to the prior year, advertising, promotion, selling and administrative expenses rose 2.6% or $4.9 million for the second quarter and 4.6% or $17.2 million for the six months ended March 31, 1998. The second quarter increase resulted from higher selling and administrative costs associated with the increase in the number of Sally Beauty Company stores and a charge to provide for the closing of a Cederroth manufacturing facility in Holland. In addition, first half expenses were higher due to increased advertising, promotion and market research expenses.

  Advertising, promotion and market research expenditures totaled $63.3 million in the second quarter of 1998, a decrease of 0.2% versus the prior year. Advertising, promotion and market research expenditures for the first half of fiscal year 1998 were $125.4 million, an increase of 5.0% over last year. The first half increase was primarily due to higher expenditures for Alberto-Culver USA and Alberto-Culver International, principally in Latin America, Europe and Canada.

  Interest expense decreased $142,000 or 4.9% for the second quarter and $477,000 or 7.8% for the first half versus the comparable periods of last year. The decreases were primarily attributable to a reduction in outstanding revolving debt and the effect of foreign exchange rates. Interest income decreased $238,000 or 27.8% in the second quarter and $262,000 or 15.9% in the first half versus the same periods of fiscal 1997. The decreases principally resulted from lower investment balances in fiscal 1998.

  The provision for income taxes as a percentage of earnings before income taxes was 37.25% for the second quarter and first half of fiscal years 1998 and 1997.

 Fiscal Years Ended September 30, 1997, 1996 and 1995

  Fiscal year 1997 marked the Company's fourteenth consecutive year of record sales. Net sales for the year ended September 30, 1997 were $1.78 billion, an increase of 11.6% over prior year sales of $1.59 billion. Net sales in 1995 were $1.36 billion.

  Record net earnings of $85.4 million in 1997, including a non-recurring gain, increased 36.1% from 1996 net earnings of $62.7 million. Basic earnings per share of $1.53 were 40 cents or 35.4% higher than 1996. Diluted earnings per share were $1.41, an increase of 35 cents or 33.0 % from 1996. Net earnings in 1995 were $52.7 million, representing basic earnings per share of 95 cents and diluted earnings per share of 94 cents.

  During fiscal year 1997, the Company received a $28.0 million insurance settlement from the loss of its corporate airplane. As a result, the Company recognized a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, basic earnings per share for fiscal year 1997 increased 18 cents and diluted earnings per share increased 16 cents.

  On a pro-forma basis, net earnings before the non-recurring gain were a record $75.6 million or 20.5% higher than fiscal year 1997. Excluding the gain, pro-forma basic earnings per share were $1.35, representing an increase of 22 cents or 19.5%, while diluted earnings per share increased 19 cents or 17.9% to $1.25.

  Prior to 1996, the Consumer Products Division of Alberto-Culver USA recorded certain promotional allowances that were shown as a deduction from the list price reported on customer invoices as promotion expenses. Effective October 1, 1995, the division changed its method of reporting to a net sales basis thereby reducing sales and promotion expense by $12.6 million for 1996. This change had no effect on net income and prior periods have not been reclassified due to immateriality. The change is in conformity with industry practice and also provides management with financial information that is consistent across other divisions of Alberto-Culver USA and Alberto-Culver International.

  Sales of Alberto-Culver USA consumer products in 1997 were $444.2 million, an increase of 17.7 % from prior year sales of $377.5 million. The 1997 increase primarily resulted from higher sales of St. Ives SWISS FORMULA products in addition to sales increases for TRESemme, TCB, MRS. DASH, ALBERTO VO5 Hot Oil and the introduction of new products. In 1996, sales increased 23.5% from 1995 sales of $305.7 million primarily due to the acquisition of St. Ives, which added $87.7 million of sales, partially offset by lower sales due to the change in the classification of certain off-invoice promotional allowances. St. Ives Laboratories, Inc. was acquired in February, 1996.

  Alberto-Culver International consumer products sales were $466.5 million in 1997 compared to $452.0 million in 1996 and $363.3 million in 1995. The fiscal year 1997 sales increase of 3.2% was mainly due to higher sales of St. Ives products, offset in part by the effects of unfavorable foreign exchange rates due to the strengthening of the U.S. dollar. Had foreign exchange rates this year been the same as fiscal year 1996, Alberto-Culver International sales would have increased 8.3% for the year. The sales increase in 1996 primarily resulted from the acquisition of St. Ives.

  Sales of the "Specialty Distribution--Sally" business segment increased to $879.2 million in 1997 compared to $771.9 million and $697.7 million in 1996 and 1995, respectively. The sales increases of

13.9% in 1997 and 10.6% in 1996 were attributable to sales gains for established Sally Beauty Company outlets, the addition of stores during the year and the expansion of Sally's full service operations. The number of Sally stores increased 34.5% during the last three years to a total of 1,833 at the end of 1997 compared to 1,656 and 1,494 at the end of 1996 and 1995, respectively.

  Cost of products sold as a percentage of sales was 49.6% in fiscal year 1997 compared to 50.6% in 1996 and 50.3% in 1995. The lower cost of products sold percentage in 1997 was primarily due to cost savings and a change in product mix favoring higher margin products of Alberto-Culver USA.

  Advertising, promotion, selling and administrative expenses increased 13.8 % in 1997 and 15.1% in 1996. The increase in 1997 resulted from the acquisition of St. Ives, higher selling and administration costs associated with the growth of the Sally Beauty business and higher advertising, promotion and market research expenses for Alberto-Culver USA. The 1996 increase resulted primarily from the acquisition of St. Ives, the inclusion of the operations of Molnlycke Toiletries for a full year and higher selling and administration costs associated with the growth of the Sally Beauty business. These increases in 1996 were partially offset by an immaterial, non-recurring gain on the sale of certain Alberto-Culver USA institutional food lines in July 1996.

  Advertising, promotion and market research expenditures were $255.3 million, $208.4 million and $188.0 million in 1997, 1996 and 1995, respectively. The increase in 1997 mainly resulted from the acquisition of St. Ives and increased marketing expenditures for Alberto-Culver USA, including the introduction of new products. The increase in 1996 was primarily due to the acquisitions of St. Ives and Molnlycke Toiletries, partially offset by the reclassification of certain off-invoice promotional allowances.

  Interest expense, net of interest income, was $8.2 million, $12.1 million and $6.5 million in 1997, 1996 and 1995, respectively. Interest expense was $11.8 million in 1997 versus $15.9 million in 1996 and $9.9 million in 1995. The decrease in interest expense in 1997 was attributable to the prepayment of $20 million of 9.73% term notes in August 1996 and a reduction in outstanding revolving Swedish krona debt, including the impact of foreign exchange rates. The 1996 increase was primarily due to the Convertible Debentures and borrowings related to the Molnlycke acquisition being outstanding for a full year, along with the penalty incurred on the August 1996 prepayment of $20 million of term notes.

  The provision for income taxes as a percentage of earnings before income taxes was 37.3%, 37.3% and 37.5% in 1997, 1996 and 1995, respectively.

FINANCIAL CONDITION

  Working capital at September 30, 1997 was $269.0 million, an increase of $42.9 million from the prior year's working capital of $226.1 million. The resulting current ratio was 1.86 to 1.00 at September 30, 1997 compared to
1.79 to 1.00 last year. The higher working capital was primarily due to an increase in inventories partially offset by higher accounts payable.

  Accounts receivable and inventories less accounts payable were $290.3 million at September 30, 1997 compared to $259.6 million last year. The increase was primarily due to higher inventories needed to support the growth of the Sally Beauty business and increased St. Ives activity.

  Net property, plant and equipment increased $15.1 million to $191.0 million at September 30, 1997. The increase resulted primarily from additional Sally stores, warehouse and office expenditures and purchases of machinery, equipment and information systems. The involuntary conversion of the corporate airplane was offset by the purchase of an interest in another airplane.

  Goodwill and trade names, net of amortization, was $184.4 million as of September 30, 1997, down slightly from 1996. The decrease in goodwill and trade names was due to amortization and the effects of foreign exchange rates, offset by additional goodwill from Sally Beauty acquisitions and finalization of purchase accounting related to the St. Ives acquisition.

  Long-term debt decreased $12.1 million principally due to a reduction in the local currency amount of Swedish krona revolving debt and the impact of foreign exchange rates.

  Total stockholders' equity increased $71.9 million to $497.0 million at September 30, 1997 primarily due to net earnings for the fiscal year partially offset by dividend payments and foreign currency translation.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of cash over the past three years have been funds provided by operating activities, the July 1995 issuance of $100 million of Convertible Debentures and the 1996 sale of $30 million of trade accounts receivable. Operating activities provided cash of $79.7 million, $92.7 million and $81.8 million in 1997, 1996 and 1995, respectively.

  The Company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds are occasionally obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In September, 1997, the Company obtained a five-year, $200 million revolving credit facility. The facility, which is undrawn at September 30, 1997, can be increased to $300 million under certain conditions and may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, the Company had the ability to incur up to $590 million of additional debt at September 30, 1997.

  The primary uses of cash have been to repay long-term debt and fund acquisitions. During the three year period ending September 30, 1997, debt repayments exceeded proceeds from new borrowings, excluding the Convertible Debentures, by $23.0 million. Other major uses of cash during the three year period included payments for acquired companies of $188.2 million, capital expenditures of $130.1 million and cash dividends of $29.2 million.

  Compared to 1994, cash dividends per share increased 41.8% over the three-year period ended September 30, 1997. Cash dividends paid on Class A and Class B Common Stock were $.195 per share in 1997, $.175 per share in 1996 and $.155 per share in 1995.

  The Company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During 1998, the Company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The Company may also purchase shares of its Class A Common Stock depending on market conditions.

INFLATION

  The Company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the Company operates.

                         DESCRIPTION OF THE DEBENTURES

  The following sets forth the particular terms of the 6.375% Debentures due June 15, 2028 (the "Debentures") offered hereby and supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

  The Debentures will be issued under the Indenture, which is more fully described in the accompanying Prospectus.

  The Debentures will constitute a single series under the Indenture. The Debentures will be issued as unsecured obligations of the Company in an aggregate principal amount of $120,000,000 and will mature on June 15, 2028. The Debentures will bear interest at the rate of 6.375% per annum. The Debentures will be effectively subordinated to (i) any secured indebtedness of the Company to the extent of the assets securing that indebtedness and (ii) all indebtedness for money borrowed and other liabilities of subsidiaries of the Company. The Debentures are obligations exclusively of the Company. Since substantially all operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Debentures, of the Company are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory and contractual restrictions and are subject to various business considerations. As of March 31, 1998, the Company's subsidiaries had approximately $26.3 million of outstanding indebtedness.

  The Debentures will bear interest from June 15, 1998, payable semi-annually in arrears on each June 15 and December 15, commencing December 15,1998, at the rate set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Debentures are registered on the preceding June 1 and December 1, respectively.

  The Debentures will be represented by a Book-Entry Security that will be deposited with, or on behalf of, DTC, the Depository for the Debentures, and registered in the name of Cede & Co., the nominee of DTC. So long as the Debentures are represented by Book-Entry Securities, the interest payable on the Debentures will be paid to Cede & Co., the nominee of DTC, or to such nominee's registered assigns, as the registered owner of the Book-Entry Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Debentures are no longer represented by Book-Entry Securities, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. A description of DTC's procedures is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Book-Entry Debt Securities."

  No sinking fund is provided for the Debentures.

OPTIONAL REDEMPTION

  The Debentures will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to (a) prior to and including June 15, 2008, the greater of (i) 100% of the principal amount of such Debentures, (ii) the sum of the present values of the remaining scheduled payments of principal (as if such principal was scheduled to be paid on June 15, 2008 rather than June 15, 2028) and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) up to June 15, 2008 or (iii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) up to June 15, 2028 or (b) from June 15, 2008 to June 15, 2028 the greater of (i) 100% of the principal amount of such Debentures or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) up to June 15, 2028, discounted, in each case, to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus (i) 0.00% for redemptions prior to and including June 15, 2008 or (ii) 0.15% for redemptions from June 15, 2008 to June 15, 2028.

  "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the period from the redemption date to either June 15, 2008 or June 15, 2028, as applicable, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity.

  "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.

  "Reference Treasury Dealer" means each of Goldman, Sachs & Co., BancAmerica Robertson Stephens, and First Chicago Capital Markets, Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer") or is no longer quoting prices for United States Treasury securities, the Company shall substitute therefor another Primary Treasury Dealer.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debentures to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption.

OPTIONAL REPAYMENT

  The Debentures may be repaid on June 15, 2008, at the option of the registered holders of the Debentures, at 100% of their principal amount, together with accrued interest to June 15, 2008. In order for a holder to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on April 16, 2008 and ending at 5:00 p.m. (New York City time) on May 16, 2008 (or, if May 16, 2008 is not a Business Day, the next succeeding Business Day), the Debenture with the form entitled "Option to Elect Repayment on June 15, 2008" on the reverse of the Debenture duly completed. Any such notice received by the Company during the period beginning on April 16, 2008 and ending at 5:00 p.m. (New York City time) on May 16, 2008 shall be irrevocable. See "Book-Entry System," below. The repayment option may be exercised by the holder of a Debenture for less than the entire principal amount of the Debentures held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debenture for repayment will be determined by the Company, whose determination will be final and binding.

  Failure by the Company to repay the Debentures when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

  As long as the Debentures are represented by a Book-Entry Security, the Depository's nominee will be the registered holder of the Debentures and therefore it will be the only entity that can exercise the right to repayment. See "Book-Entry System," below.

BOOK-ENTRY SYSTEM

  The Debentures will be represented by Book-Entry Securities that will be deposited with, or on behalf of, DTC, as Depository, and registered in the name of DTC's nominee, Cede & Co. Except as described in the Prospectus under "Description of Debt Securities--Book-Entry Debt Securities," owners of beneficial interests in a Book-Entry Security will not be considered the Holders thereof and will not be entitled to receive physical delivery of Debentures in definitive form.

  DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only though participants.

  So long as the Debentures are represented by a Book-Entry Security, the Depository's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Debentures. Notice by participants or by owners of beneficial interests in a Book-Entry Security held though such participants of the exercise of the option to elect repayment of beneficial interest in Debentures represented by a Book-Entry Security must be transmitted to the Depository in accordance with its procedures on a form required by the Depository and provided to participants. In order to ensure that the Depository's nominee will timely exercise a right to repayment with respect to a particular Debenture, the beneficial owner of such Debenture must instruct the broker or other participant though which it holds an interest in such Debenture to notify the Depository of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depository. The Company will not be liable for any delay in delivery of such notice to the Depository.

  A further description of DTC's procedures with respect to the Debentures is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Book-Entry Debt Securities."

DEFEASANCE

  The provisions described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus are applicable to the Debentures.

CONCERNING THE TRUSTEE

  The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc., (i) acts as Trustee under the Indenture, (ii) acts as a co-agent under the Company's $200 million revolving credit facility and (iii) performs routine banking functions for the Company.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
                                                                        OF
                             UNDERWRITER                            DEBENTURES
                             -----------                           ------------
   Goldman, Sachs & Co............................................ $ 96,000,000
   BancAmerica Robertson Stephens.................................   12,000,000
   First Chicago Capital Markets, Inc.............................   12,000,000
                                                                   ------------
     Total........................................................ $120,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

  The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  In connection with the offering, the Underwriters may purchase and sell the Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debentures; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Debentures than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  In the ordinary course of their business, the Underwriters and certain of their affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company. Bank of America National Trust and Savings Association, an affiliate of BancAmerica Robertson Stephens, acts as the agent and The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc., acts as a co-agent, under the Company's $200 million revolving credit facility.

                          VALIDITY OF THE DEBENTURES

  Certain legal matters in connection with the Debentures offered hereby will be passed upon for the Company by Gary P. Schmidt, General Counsel of the Company. The validity of the Debentures offered hereby will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. Mr. Schmidt owns options to purchase 10,000 shares of Class A Common Stock, of which no such options are currently exercisable.

PROSPECTUS

                                 $350,000,000

                            ALBERTO-CULVER COMPANY

                                DEBT SECURITIES

  Alberto-Culver Company (the "Company") may offer from time to time under this Prospectus in one or more series its debt securities ("Debt Securities"), which may be senior ("Senior Securities") or subordinated ("Subordinated Securities"), with an aggregate public offering price of up to $350,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, on terms to be determined at the time of each offering hereunder. The Debt Securities will be offered in amounts, at prices and on terms to be determined at the time of sale and to be set forth in one or more supplements to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be convertible into, or exchangeable for securities or property of the Company, cash or any combination thereof.

  The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be described in a Prospectus Supplement, which terms will include, among others and where applicable, the specific title, designation, rank (including any subordination provisions), aggregate principal amount, minimum denominations, currency or currencies of denomination and payment, maturity, premium or discount, if any, interest rate (or method of calculation) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion or exchange for or into securities or property of the Company, cash, or any combination thereof, and form (which may be bearer, registered or global), provisions regarding original issue discount, including accretion thereof, and any other terms in connection with the offer and sale of Debt Securities. The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to the Debt Securities and any listing on a securities exchange or exchanges of the Debt Securities covered by such Prospectus Supplement and about relationships between the Company and the applicable trustee (to the extent such relationships are not already set forth in this Prospectus). See "Description of Debt Securities."

  The Debt Securities may be offered directly, through agents, to or through underwriters or dealers, which may include affiliates of the Company, or through any combination of the foregoing. See "Plan of Distribution." If any agents, dealers or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable fee, commission, purchase price or discount arrangements with them will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS  OR ANY
      PROSPECTUS  SUPPLEMENT. ANY  REPRESENTATION TO  THE CONTRARY  IS A
       CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of the Debt Securities without delivery of one or more Prospectus Supplements.

                  The date of this Prospectus is May 4, 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and exhibits thereto. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such written or oral request should be directed to Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160, Attention: Corporate Secretary; telephone 708/450-3101.

  Unless otherwise indicated, currency amounts in the Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars," or "U.S. $").

                               ----------------

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

    (1) The Company's annual report on Form 10-K for the fiscal year ended September 30, 1997.

    (2) The Company's quarterly report on Form 10-Q for the quarter ended December 31, 1997.

    (3) The description of the Company's Class A Common Stock, par value $.22 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.22 per share (the "Class B Common Stock", together with the Class A Common Stock, the "Common Stock"), which is contained in the Company's registration statements filed pursuant to the Exchange Act, and any amendment or report filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  No person has been authorized to give any information or to make any representations not contained in this Prospectus or the Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered to any person in any jurisdiction where such offer would be unlawful. The delivery of this Prospectus or any Prospectus Supplement or any sale of the securities made hereby or thereby does not imply that there has been no change in the Company's affairs since the date hereof or thereof.

  This Prospectus and the Prospectus Supplement may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are based on management's current expectations and assessments of risks and uncertainties and reflect various assumptions concerning anticipated results, which may or may not prove to be correct. Some of the factors that could cause actual results to differ materially from estimates or projections contained in such forward looking statements include the pattern of brand sales, including variations in sales volume within periods; competition within the relevant product markets, including pricing, promotional activities, continuing customer acceptance of existing products and the ability to develop and successfully introduce new products; risks inherent in acquisitions and strategic alliances; changes in costs including changes in labor costs, raw material prices or promotional expenses; the costs and effects of unanticipated legal or administrative proceedings; variations in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, tax changes, legal and regulatory changes or other external factors over which the Company has no control. The Company disclaims any obligation to update any forward-looking statement in this Prospectus, the Prospectus Supplement or any incorporated document.

                                  THE COMPANY

  Alberto-Culver Company and its consolidated subsidiaries (herein referred to collectively as the "Company", unless indicated otherwise) have two principal business segments. One segment, "Consumer Products", principally includes developing, manufacturing, distributing and marketing branded consumer products worldwide and includes the Company's Alberto-Culver USA and Alberto-Culver International business units. This segment also includes the manufacturing of custom label products for other companies. The second segment, "Specialty Distribution--Sally", consists of Sally Beauty Company, a specialty distributor of professional beauty supplies with over 1,900 stores as of February 28, 1998 in the United States, Puerto Rico, the United Kingdom, Japan and Germany.

  The Company's major health and beauty care products in the United States include the ALBERTO VO5, TRESemme and CONSORT lines of hair care products, the St. Ives SWISS FORMULA line of hair and skin care products, CORTEXX hair care products, FDS feminine deodorant sprays and the TCB line of hair care products for the ethnic market.

  Food and household products sold in the United States include MRS. DASH salt-free seasonings, MOLLY McBUTTER dairy sprinkles, SUGARTWIN sugar substitute, BAKER'S JOY flour and oil cooking spray and STATIC GUARD anti-static spray.

  The Company's consumer products are sold in more than 120 countries. Through its Cederroth International subsidiary headquartered in Sweden, the Company manufactures and markets health and beauty care products throughout Scandinavia and Europe. Major products include SALVEKVICK adhesive bandages, ALBERTO VO5 hair care products, SAMARIN antacids, SELTIN salt substitute, LACTACYD liquid soap, TOPZ cotton buds, BLIW liquid soaps, DATE antiperspirants and cologne for women, FAMILY FRESH shampoo and shower products, SUKETTER artificial sweetener, HEMANENT home permanents, St. Ives SWISS FORMULA line of hair and skin care products, HTH and L300 skin care products and GRUMME TVATTSAPA detergents.

  In the United Kingdom, the Company markets, among other products, the ALBERTO VO5 line of hair care products, the St. Ives SWISS FORMULA line of hair and skin care products, ALBERTO BALSAM shampoo and conditioner and the TRESemme line of hair care products. INDOLA professional colors, shampoos, conditioners and styling products are marketed throughout Europe and other international markets. Other major international markets include Canada, Mexico, Puerto Rico, Australia, Italy and New Zealand.

  The "Specialty Distribution--Sally" business segment represents the operations of Sally Beauty Company, Inc. which operates a network of cash-and-carry professional beauty supply stores and also sells professional beauty products to hairdressers, beauticians and cosmetologists through its own full-service distributors. Sally stores provide salon owners, hairdressers and consumers with an extensive selection of hair care and skin care products, cosmetics, styling appliances and other beauty items.

  Alberto-Culver Company was incorporated under the laws of the State of Delaware in 1961.

  The Company's principal executive offices are located at 2525 Armitage Avenue, Melrose Park, Illinois 60160, and its telephone number is (708) 450-3000.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general funds and will be available for potential acquisitions if suitable opportunities arise, for repurchases of Class A Common Stock under the Company's stock repurchase program, for ongoing and new capital projects, for repayment of any outstanding indebtedness and for general corporate purposes. Pending the application of the net proceeds for such purposes, the Company may invest such proceeds in short-term, marketable securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following are the unaudited consolidated ratios of earnings to fixed charges for the quarters ended December 31, 1997 and December 31, 1996 and each of the years in the five-year period ended September 30, 1997:

     THREE MONTHS ENDED                        YEAR ENDED SEPTEMBER 30,
------------------------------         -------------------------------------------------------------
DECEMBER 31,      DECEMBER 31,
    1997             1996*             1997*         1996         1995         1994         1993
------------      ------------         -----         ----         ----         ----         ----
    5.0x              4.5x             4.8x          4.0x         4.3x         4.0x         3.8x

--------
*Excludes a non-recurring pre-tax gain of $15.6 million in the first quarter of fiscal year 1997 resulting from a $28.0 million insurance settlement from the loss of the Company's airplane. Including this non-recurring gain, the ratio of earnings to fixed charges was 6.6x for the three months ended December 31, 1996 and 5.3x for the fiscal year ended September 30, 1997.

  For the purpose of computing the ratios of earnings to fixed charges, "earnings" consist of income from continuing operations before taxes and fixed charges (including amortization of amounts previously capitalized). "Fixed charges" consist of interest on all indebtedness and amortization of debt discount and expense and that portion of rental expense which the Company believes to be representative of interest.

  A statement setting forth the computation of the unaudited ratios of earnings to fixed charges is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                            SELECTED FINANCIAL DATA

  The selected financial data below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference herein. The selected financial data shown below for, and as of the end of, each of the fiscal years in the five-year period ended September 30, 1997 are derived from audited consolidated financial statements of the Company. The selected financial data shown below for, and as of the end of, the three months ended December 31, 1997 and 1996 are derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal adjustments, necessary for a fair presentation of such periods. The results of operations for the three months ended December 31, 1997 are not necessarily indicative of the operating results that may be expected for the full fiscal year.

                            THREE MONTHS ENDED
                               DECEMBER 31,                 YEAR ENDED SEPTEMBER 30,
                           -------------------- -------------------------------------------------
(IN THOUSANDS, EXCEPT PER     1997      1996      1997      1996      1995      1994      1993
SHARE DATA)                ---------- --------- --------- --------- --------- --------- ---------
OPERATING RESULTS:
Net sales...............   $  445,400   426,105 1,775,258 1,590,409 1,358,219 1,216,119 1,147,990
Cost of products sold...      218,040   215,388   880,416   805,080   682,589   602,749   564,260
Interest expense........        2,081     2,392    11,826    15,905     9,946     8,630     9,661
Earnings before non-
 recurring gain and
 income taxes (1).......       31,382    26,738   120,487   100,014    84,242    71,078    65,129
Provision for income
 taxes (1)..............       11,690     9,961    44,881    37,270    31,591    27,010    23,857
Net earnings before non-
 recurring gain (1).....       19,692    16,777    75,606    62,744    52,651    44,068    41,272
Net earnings per share
 before
 non-recurring gain (1)
 (2) (3):
 Basic..................          .35       .30      1.35      1.13       .95       .79       .72
 Diluted................          .32       .28      1.25      1.06       .94       .79       .72
WEIGHTED AVERAGE SHARES
 OUTSTANDING (2) (3):
 Basic..................       56,354    55,773    55,967    55,571    55,430    56,063    57,361
 Diluted................       63,656    63,012    63,377    62,776    57,053    56,083    57,435
FINANCIAL CONDITION:
Current ratio...........    1.98 to 1 1.89 to 1 1.86 to 1 1.79 to 1 2.28 to 1 1.86 to 1 2.05 to 1
Working capital.........   $  282,553   265,344   269,007   226,123   301,706   185,747   205,050
Cash, cash equivalents
 and short-term
 investments............       63,190   113,338    87,600    71,557   146,985    50,362    73,947
Property, plant and
 equipment, net.........      199,655   167,550   190,998   175,920   157,791   132,881   124,449
Total assets............    1,003,431   955,374 1,000,059   909,266   815,086   610,208   593,046
Long-term debt..........       48,580    60,925    49,441    61,548    83,094    42,976    80,184
Convertible subordinated
 debentures.............      100,000   100,000   100,000   100,000   100,000       --        --
Stockholders' equity....      520,977   453,928   497,004   425,096   370,903   326,970   298,857
Cash dividends per share
 (4)....................          .05      .045      .195      .175      .155     .1375     .1375

--------
(1) The operating results for the fiscal year ended September 30, 1997 and the three months ended December 31, 1996 exclude a non-recurring gain from an insurance settlement for the loss of the Company's corporate airplane.
  For the three months ended December 31, 1996, pre-tax earnings including the non-recurring gain were $42.4 million. Net earnings including the gain were $26.6 million, after deducting income taxes of $15.8 million, representing basic earnings per share of $0.48 and diluted earnings per share of $0.44. For the fiscal year ended September 30, 1997, pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the gain were $85.4 million, after deducting income taxes of $50.7 million, representing basic earnings per share of $1.53 and diluted earnings per share of $1.41.
(2) Net earnings per share and weighted average shares outstanding have been restated to reflect the 100% stock dividend on the Company's Class A and Class B outstanding shares in February, 1997.
(3) Net earnings per share and weighted average shares outstanding have been restated to comply with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", which the Company adopted in the first quarter of fiscal year 1998.
(4) Dividends per share on Class A Common Stock and Class B Common Stock have been equal since the Class A shares were issued in April, 1986. Dividends paid in fiscal 1993 include a one-time extraordinary dividend of one cent per share in recognition of the Company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

  The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") will be described in the Prospectus Supplement relating to such Offered Securities (the "Applicable Prospectus Supplement").

GENERAL

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured and, to the extent not otherwise indicated in the Applicable Prospectus Supplement, unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and, to the extent not otherwise so indicated, unsubordinated obligations of the Company.

  The Debt Securities will be effectively subordinated to (i) any secured indebtedness of the Company to the extent of the assets securing that indebtedness and (ii) all indebtedness for money borrowed and other liabilities of subsidiaries of the Company. The Debt Securities are obligations exclusively of the Company. Since substantially all operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Debt Securities, of the Company may be affected by the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

  Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in New York, New York, and at any other office or agency maintained by the Company for such purpose. Unless otherwise indicated in the Applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

  The Applicable Prospectus Supplement will describe, when applicable, the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the person to whom any interest on the Offered Securities shall be payable, if other than the person in whose name that Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of the Offered Securities is payable (or the method of determination thereof); (5) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which any such interest will accrue (or the method of determination thereof), the Interest Payment Dates on which any such interest will be payable (or the method of determination thereof) and the Regular Record Date for the interest payable on any Interest Payment Date (or the method of determination thereof); (6) whether the interest rate or interest rate formula for the Offered Securities may be reset at the option of the Company or otherwise, and the date or dates on which such interest rate or interest rate formula may be reset; (7) the place or places where the principal of and any premium and interest on the Offered Securities will be payable; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem, purchase or repay the Offered Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Securities will be issuable; (11) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Securities will be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of or any premium or interest on any Offered Securities may be determined with reference to an index or formula, the manner in which such amounts will be determined; (13) if the principal of or any premium or interest on any Offered Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Offered Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance"; (15) whether the Offered Securities will be issuable, in whole or in part, in the form of one or more Book-Entry Debt Securities as described under "Book-Entry Debt Securities," and, in such case, the depository appointed by the Company or its nominee with respect to the Offered Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; (16) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which will be payable upon declaration of acceleration of the Maturity thereof; (17) subordination provisions of the Offered Securities;
(18) the terms and conditions, if any, upon which the Offered Securities are to be convertible into, or exchangeable for, securities or property of the Company, cash, or any combination thereof; (19) any deletions from or modifications of or additions to the Events of Default or the covenants of the Company in respect of the Offered Securities; (20) whether the Offered Securities will be issued, in whole or in part, in bearer form and, if so, any provisions related thereto; and (21) any other terms of the Offered Securities.

  The Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to Original Issue Discount Securities and any Debt Securities treated as having been issued with original issue discount for federal income tax purposes will be described in the Applicable Prospectus Supplement. "Original Issue Discount Securities" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture does not contain covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

BOOK-ENTRY DEBT SECURITIES

  Unless otherwise provided in the Applicable Prospectus Supplement, the Debt Securities will be represented by one or more certificates (the "Global Securities") which Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or other successor depository appointed by the Company (DTC or such other depository being the "Depository") and registered in the name of the Depository or its nominee. Unless otherwise provided in the Applicable Prospectus Supplement, Debt Securities will not be issued in definitive form. If the aggregate principal amount of any issue exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Commission.

  Upon the issuance by the Company of Debt Securities represented by a Global Security, purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

  So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Debt Securities represented by the Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

  To facilitate subsequent transfers, all Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to Debt Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments of principal of, premium, if any, and interest on the Debt Securities represented by the Global Security registered in the name of DTC or its nominee will be made by the Company through the Trustee under the Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indenture, to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been advised that DTC, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Security, will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Debt Securities represented by such Global Security.

  The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN COVENANTS OF THE COMPANY

  Limitation on Liens. Unless otherwise provided in the Applicable Prospectus Supplement, the Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Funded Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Funded Debt that the Outstanding Securities (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Outstanding Securities) will be secured equally and ratably with (or prior
to) such Secured Funded Debt, so long as such Secured Funded Debt will be secured by a Lien, unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Secured Funded Debt of the Company and its Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses (1) to
(6) described under "Limitations on Sales and Leasebacks" below), would not exceed an amount equal to the greater of (i) $100 million or (ii) 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from Secured Funded Debt in any computation under this restriction, Funded Debt secured by: (1) Liens on property, shares of capital stock or indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (2) Liens on property, shares of capital stock or indebtedness existing at the time of acquisition thereof or incurred within 270 days of the time of acquisition thereof (including in either case, without limitation, acquisition through merger or consolidation) by the Company or any Restricted Subsidiary; (3) Liens on property, shares of capital stock or indebtedness thereafter acquired (or constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price

(or the construction price) thereof; (4) Liens in favor of the Company or any Restricted Subsidiary; (5) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute; (6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code; (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt, if made and continuing in the ordinary course of business; (8) Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which the Company or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens, and Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Company or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of the Company, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries; (9) Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property and improvements thereto created prior to completion of such construction, alteration or repair; (10) Liens outstanding on the date of the Indenture; or (11) any extension, renewal, refunding or replacement of the foregoing.

  "Attributable Debt" means, as to any particular lease under which either the Company or any Restricted Subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (a) the weighted-average Yield to Maturity (as defined in the Indenture) of the Outstanding Securities, such average being weighted by the principal amount of the Outstanding Securities of each series or, in the case of Original Issue Discount Securities (as defined in the Indenture), by the principal amount of such outstanding Original Issue Discount Securities that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to the Indenture and (b) the interest rate inherent in such lease (as determined in good faith by the Company), both to be compounded semi-annually.

  "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its subsidiaries.

  "Funded Debt" means (i) any indebtedness of the Company or a Restricted Subsidiary maturing more than 12 months after the time of computation thereof,
(ii) guarantees by the Company or a Restricted Subsidiary of

Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary, all preferred stock having mandatory redemption provisions of such Restricted Subsidiary as reflected on such Restricted Subsidiary's balance sheet prepared in accordance with U.S. generally accepted accounting principles, and (iv) all Capital Lease Obligations (as defined in the Indenture).

  "Indebtedness" means, at any date, without duplication, (i) all obligations for borrowed money of the Company or a Restricted Subsidiary or any other indebtedness of the Company or a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (ii) Funded Debt.

  "Liens" means such pledges, mortgages, security interests and other liens on any Principal Property of the Company or a Restricted Subsidiary which secure Secured Funded Debt.

  "Principal Property" means any real property (including all related land and buildings but excluding related fixtures, machinery and equipment) or machinery and equipment located within the United States and owned by, or leased to, the Company or any of its Subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 1.0% of Consolidated Net Tangible Assets.

  "Restricted Subsidiary" means any Subsidiary of the Company that owns any Principal Property.

  "Secured Funded Debt" means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on, any (i) Principal Property (whether owned on the date of the Indenture or thereafter acquired or created), (ii) shares of stock owned by the Company or a Subsidiary in a Restricted Subsidiary or (iii) indebtedness of a Restricted Subsidiary owed to the Company or a Subsidiary.

  "Subsidiary" means any corporation of which at least a majority of the outstanding stock, which under ordinary circumstances (not dependent upon the happening of a contingency) has voting power to elect a majority of the board of directors of such corporation (or similar management body), is owned directly or indirectly by the Company or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries.

  Limitation on Sales and Leasebacks. Unless otherwise provided in the Applicable Prospectus Supplement, the Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property of the Company or any Restricted Subsidiary, which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person (a "sale and leaseback transaction") unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Funded Debt (with the exception of Funded Debt secured by liens which is excluded pursuant to clauses (1) to (11) described under "Limitations on Liens" above) would not exceed an amount equal to the greater of (i) $100 million or (ii) 15% of Consolidated Net Tangible Assets. This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Limitations on Liens" above, Attributable Debt with respect to any sale and leaseback transaction if: (1) the Company or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to
(11) inclusive described under "Limitations on Liens" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the Outstanding Securities; (2) the Company or a Restricted Subsidiary shall apply an amount in cash equal to the greater of (i) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Company) to the retirement of Secured Funded Debt of the Company or any Restricted Subsidiary (other than Secured Funded Debt owned by the Company or any Restricted Subsidiary); provided, however, that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision of Secured Funded Debt; (3) the Company or a Restricted Subsidiary immediately applies the net proceeds of the sale or transfer of the Principal Property leased pursuant to such transaction to investment in another Principal Property; provided, however, that this exception shall apply only if such proceeds invested in such other Principal Property shall not exceed the total acquisition, repair, alteration and construction cost of the Company or any Restricted Subsidiary in such other Principal Property less amounts secured by any purchase money or construction mortgages on such Principal Property; (4) the effective date of any such arrangement is within 270 days of the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof, whichever is later; (5) the lease in such sale and leaseback transaction is for a term, including renewals, of not more than three years; or (6) the sale and leaseback transaction is entered into between the Company and a Restricted Subsidiary or between Restricted Subsidiaries which in each case shall include a Subsidiary which shall become a Restricted Subsidiary after giving effect to such sale and leaseback transaction.

EVENTS OF DEFAULT

  Unless otherwise provided in the Applicable Prospectus Supplement, any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund or other payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of, any other covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization of the Company; (f) acceleration of any indebtedness for money borrowed by the Company in an aggregate principal amount exceeding $50,000,000 under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, within 15 business days after written notice as provided in the Indenture; or (g) any other Event of Default provided with respect to Debt Securities of that series.

  If any Event of Default with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Security for enforcement of payment of the principal of and premium, if any, or interest on such Security on or after the respective due dates expressed in such Security.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holder or Holders of not less than the majority in aggregate principal amount of the Outstanding Securities of each series issued under the Indenture and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder or Holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, or premium, if any, or interest on any Security; (iv) impair the right to institute suit for the enforcement of any payment on any Security on or at the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The Holder or Holders of at least a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. The Holder or Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected thereby.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge into any other Person (as defined) or transfer or lease its assets substantially as an entirety to any Person and may not permit any Person to merge into or consolidate with the Company or transfer or lease its assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a Person organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company or a Restricted Subsidiary or any shares of capital stock or indebtedness of any Restricted Subsidiary become subject to a mortgage or other encumbrance not permitted by the Indenture, the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that, if such provision is made applicable to the Debt Securities of any series pursuant to Section 3.1 of the Indenture, the Company, at the Company's option, (a) will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer of or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations, which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the principal of, premium, if any, and interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of the Debt Securities of such series. Such a trust may be established only if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit or on such later date specified in the Indenture in the case of certain events in bankruptcy, insolvency or reorganization of the Company, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company,
(iii) such defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound and (iv) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred, which Opinion of Counsel, in the case of clause (a) above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to the Company, or otherwise a change in applicable federal income tax law occurring after the date of the Indenture. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (b) above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

CONCERNING THE TRUSTEE

  The First National Bank of Chicago is Trustee under the Indenture. The First National Bank of Chicago serves as a co-agent under the Company's
Multicurrency Credit Agreement dated September 11, 1997 and performs routine banking functions for the Company.

                             PLAN OF DISTRIBUTION

  The Company may offer and sell the Debt Securities through agents, to or through underwriters or dealers, which may include affiliates of the Company, directly to one or more purchasers or through any combination of the foregoing. The Prospectus Supplement with respect to any of the Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities, the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, the public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If underwriters or dealers are used in the sale, the Debt Securities will be acquired by the underwriters or dealers for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise specified in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Debt Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents, and affiliates thereof, may be customers of, engage in transactions with, or perform services for the Company and its affiliates in the ordinary course of business.

  All Debt Securities will be issues of new securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Debt Securities.

                                LEGAL OPINIONS

  Certain legal matters with respect to the Debt Securities will be passed upon for the Company by Gary P. Schmidt, Esq., General Counsel of the Company and for any underwriters or agents by Mayer, Brown & Platt, Chicago, Illinois. Mr. Schmidt owns options to purchase 10,000 shares of Common Stock, of which no such options are currently exercisable.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 and the financial statement schedule for the three-year period ended September 30, 1997 have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----
The Company...............................................................  S-3
Recent Developments.......................................................  S-3
Selected Financial Data...................................................  S-4
Use of Proceeds...........................................................  S-5
Capitalization............................................................  S-6
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  S-7
Description of the Debentures............................................. S-12
Underwriting.............................................................. S-15
Validity of the Debentures................................................ S-16

                                  PROSPECTUS
                                                                           PAGE
                                                                           ----
Available Information.....................................................    2
Documents Incorporated by Reference.......................................    2
The Company...............................................................    3
Use of Proceeds...........................................................    4
Ratio of Earnings to Fixed Charges........................................    4
Selected Financial Data...................................................    5
Description of Debt Securities............................................    6
Plan of Distribution......................................................   14
Legal Opinions............................................................   15
Experts...................................................................   15

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                                 $120,000,000

                            ALBERTO-CULVER COMPANY

6.375% DEBENTURES DUE JUNE 15, 2028

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                             PROSPECTUS SUPPLEMENT

                                  -----------

                             GOLDMAN, SACHS & CO.

BANCAMERICA ROBERTSON STEPHENS

                      FIRST CHICAGO CAPITAL MARKETS, INC.

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